Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated April 4, 2014 (June 4, 2014 as to the effects of the restatement discussed in Note 15), relating to the combined financial statements of the xpedx business of International Paper Company as of December 31, 2013 and 2012 and for the three years in the period ended December 31, 2013 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to allocations of certain corporate costs from International Paper Company and an explanatory paragraph relating to the restatement discussed in Note 15), appearing in the Registration Statement on Form S-1/A dated June 11, 2014.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

November 14, 2014